

August 26, 2009

By U.S. mail and facsimile to (212) 859-7354

Mr. Wenbing Chris Wang, Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

      RE: Fushi Copperweld, Inc.
             Form 10-Q for the period ended June 30, 2009
             File No. 1-33669

Dear Mr. Wang:

      We have reviewed your filing above and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 7

Recently issued accounting pronouncements, pave 17

1.   The disclosure on page 20 states that the impact of SFAS 167 implementation has not been assessed. Our understanding is that Dalian Fushi is the only entity being consolidated as a VIE and that Dalian Fushi has no operations. We also note that there are no "non-controlling interest" accounts recognized for this VIE. Accordingly, we assume that any deconsolidation of Dalian Fushi would not materially impact the consolidated financial statements. Please tell us whether this understanding is correct. Also, in future filings please provide the disclosures required by paragraph 23 of FIN 46R.

Note 10 – Notes payable, page 32

2.   Please tell us whether the Registrant was in compliance with the HY Notes and Convertible Notes debt covenants disclosed on page 33. This information should also be included in the Form S-3 and in future filings.

Note 12 - Earnings per share, page 36

3. It does not appear that you have included the 2.2 million common shares in escrow related to the Kuhns settlement agreement as discussed on page 47 in your computation of diluted EPS. Please tell us your consideration of paragraphs 10 and 30 of SFAS 128.

Management's Discussion and Analysis, page 48

Overview, page 49

4. The disclosure on page 51 states that operating cash flows improved by $9.1 million compared to the second quarter of 2008. We understand that the operating cash flows for the second quarter of 2009 were $5.6 million whereas the operating cash flows for the second quarter of 2008 were $11.7 million. Please explain.

Results of Operations, page 52

5. Please tell us, and disclose in future filings, the extent to which the "underabsorption of manufacturing overhead" impacted operating income in the US segment. In this regard, it is not clear why this would not have also had an adverse impact on the US segment's gross margin for the quarter.

Liquidity and Capital Resources, page 70

6. The Schedule I data in Exhibit 99.1 reports that the Registrant (parent) has $143,700 of cash and $18 million of current liabilities. We understand that the parent and its non-PRC subsidiaries also have an additional $4.5 million of debt that could be due to Wells Fargo on or before November 1, 2009. We also understand that an additional $5 million may be payable by November 9, 2009 under the August 13, 2009 Citadel Agreement. Neither the liquidity section of the Form 10-Q, nor the risk factors incorporated into the Form S-3, clearly explain how the parent and its non-PRC subsidiaries can meet their cash requirements over the next 12 months. Given the recurring losses incurred by the parent and non-PRC subsidiaries, the Registrant's intracompany financing practices are not apparent. Further, the risk factors on pages 14 and 25 of the Form 10-K do not clearly communicate the extent to which currency transfers from the PRC businesses have historically been used to fund the cash requirements of the parent and its non-PRC subsidiaries. For example, the risk factor states that the Registrant relies on dividend payments from its subsidiaries, yet no dividend payments are reflected in the 2008 and 2009 Statements of Cash Flows included in Schedule I. If no material amount of PRC sourced funds have been transferred to the Registrant, then that fact should be disclosed. Quantify the amount of dividends that the PRC subsidiaries may legally pay as of the latest Balance Sheet

date. Further, the disclosure on page 66 of the Form 10-Q about management's intent not to repatriate foreign earnings should be addressed in the context of expected sources and uses of cash. Please provide all of this information in a risk factor in the Form S-3. The risk factor should also address the recent debt covenant defaults and whether any cross-default provisions have been impacted. These disclosures should also be provided in future Exchange Act filings pursuant to Sections 501.09.b and 501.13.b.1 of the Financial Reporting Codification.

7. If a material loss will be recognized due to the August 13, 2009 Citadel Agreement, then that fact should be disclosed in a risk factor in the S-3. We note that certain debt will be redeemed at 200% of face value.

Critical Accounting Policies, page 74

8. The disclosure on page 75 states that SFAS 131 was adopted in 2009, which is problematic given that it was issued in 1997. Please clarify for us, and disclose in future filings, why such disclosures were not required in prior periods. Also, please disclose the materiality of the UK operations in future filings. Further, please disclose depreciation expense for each segment in future filings as required by paragraph 27e of SFAS 131.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief